Filed by Youlife Group Inc. and Youlife International Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Distoken Acquisition Corporation

Commission File No.: 001-41622

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 30, 2025

Distoken Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41622	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Unit 1006, Block C, Jinshangjun Park No. 2 Xiaoba Road, Panlong District Kunming, Yunnan, China	N/A
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: +86 871 63624579

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	DIST	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant entitling the holder to purchase one ordinary share at a price of $11.50 per share	DISTW	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-tenth of one ordinary share	DISTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The disclosure contained in Item 5.07 of this Current Report on Form 8-K is incorporated by reference in this Item 5.03.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On May 30, 2025, Distoken Acquisition Corporation (“Distoken”) held an extraordinary general meeting of shareholders (the “Meeting”) in connection with its previously announced business combination (the “Business Combination”) with Youlife International Holdings Inc., a Cayman Islands exempted company (“Youlife”), pursuant to that certain business combination agreement, dated as of May 17, 2024, as amended on November 13, 2024 and January 17, 2025 (the “Business Combination Agreement”).

At the Meeting, Distoken’s shareholders voted on the proposals set forth below, each of which is described in greater detail in the proxy statement filed by Distoken with the Securities and Exchange Commission (“SEC”) on April 2, 2025 (the “Proxy Statement”) and related additional materials for the Business Combination filed with the SEC subsequently. At the Meeting, there were at least 1,600,086 shares voted by proxy or in person, and each of the proposals was approved by the shareholders.

The final voting results for each matter submitted to a vote of the shareholders at the Meeting are as follows:

●	Proposal 1 — The Business Combination Proposal — To consider and vote upon a proposal by an ordinary resolution to approve the Business Combination Agreement, dated as of May 17, 2024, as amended on November 13, 2024 and January 17, 2025, by and among Distoken, Youlife Group Inc., a Cayman Islands exempted company (“Pubco”), Xiaosen Sponsor LLC, a Cayman Islands limited liability company, Youlife I Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco, Youlife II Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Second Merger Sub”), and Youlife, and the Business Combination, pursuant to which Distoken and Youlife will become wholly-owned subsidiaries of Pubco.

FOR	AGAINST	ABSTENTIONS
2,549,831	118	0

●	Proposal 2 — The Cayman Merger Proposal —To consider and vote upon a proposal by a special resolution to (i) authorize the merger of Second Merger Sub with and into Distoken with Distoken being the surviving company of the merger, (ii) approve the plan of merger substantially in the form appended to the Proxy Statement as Annex B (the “Plan of Merger”) and authorize the entry by Distoken into the Plan of Merger, and (iii) approve the amendment and restatement of the amended and restated memorandum and articles of association of Distoken (as the surviving company of the merger).

FOR	AGAINST	ABSTENTIONS
2,549,831	118	0

●	Proposal 3 — The Organizational Documents Proposal —To consider and vote upon two separate sub-proposals by an ordinary resolution to approve the material differences between Distoken’s amended and restated memorandum and articles of association currently in effect (the “Current Charter”) and Pubco’s amended and restated memorandum and articles of association (the “Proposed Charter”) to be effective upon the completion of the Business Combination:

(a)	To approve and adopt provisions to be included in the Proposed Charter which will not include certain provisions of the Current Charter related to Distoken’s status as a blank check company that will no longer apply upon consummation of the Business Combination.

FOR	AGAINST	ABSTENTIONS
2,549,831	118	0

(b)	To approve and adopt provisions to be included in the Proposed Charter pursuant to which the total authorized share capital of Pubco will be US$50,000 divided into 400,000,000 ordinary shares with a par value of US$0.0001 each and 100,000,000 preference shares with a par value of US$0.0001 each.

FOR	AGAINST	ABSTENTIONS
2,549,831	118	0

●	Proposal 4 — The Nasdaq Proposal —To consider and vote upon a proposal by an ordinary resolution to approve, for the purposes of complying with the applicable listing rules of The Nasdaq Global Market (“Nasdaq”), the issuance of more than 20% of Distoken’s issued and outstanding ordinary shares in connection with subscription agreements entered into, or to be entered into, in connection with the Business Combination that, in the aggregate, may result in investors acquiring shares pursuant to such subscription agreements owning more than an aggregate of 20% of Distoken’s outstanding ordinary shares, or more than 20% of the voting power of Distoken, which could constitute a “change of control” under Nasdaq rules.

FOR	AGAINST	ABSTENTIONS
2,549,831	118	0

●	Proposal 5 — The Director Election Proposal — To consider and vote upon a proposal by an ordinary resolution to elect seven (7) directors, effective upon the closing of the Business Combination (the “Closing”), to serve on Pubco’s board of directors for the applicable term, under the Proposed Charter, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal.

	FOR	WITHHOLD
Yunlei Wang	2,549,831	118
Lidong Zhu	2,549,831	118
Xiaolin Gou	2,549,831	118
Yunqiu Dai	2,549,831	118
Clement Ka Hai Hung	2,549,831	118
Huifang Cheng	2,549,831	118
Yeeli Hua Zheng	2,549,831	118

●	Proposal 6 — The RSU Plan Proposal — To consider and vote upon a proposal by an ordinary resolution for the adoption of the Restricted Share Unit Plan of Pubco, effective immediately following the Closing, and the reservation for issuance of 10,018,119 Pubco Class A ordinary shares under such plan.

FOR	AGAINST	ABSTENTIONS
2,548,044	1,905	0

●	Proposal 7 — The NTA Proposal — To consider and vote upon a proposal by a special resolution to approve an amendment to the Current Charter, which amendment (the “NTA Amendment”), if approved, shall remove from the Current Charter the limitation that Distoken shall not consummate a business combination if it would cause Distoken’s net tangible assets to be less than $5,000,001 either immediately prior or upon the consummation of such business combination. A copy of the NTA Amendment to the Current Charter is attached to the Proxy Statement as Annex G.

FOR	AGAINST	ABSTENTIONS
2,549,949	0	0

As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to shareholders.

In connection with the Meeting, shareholders holding 601,118 of Distoken’s public shares exercised their right to redeem such shares for a pro rata portion of the funds in the trust account of Distoken (the “Trust Account”). As a result, approximately $7.1 million (approximately $11.86 per share) will be removed from the Trust Account to pay such holders. Following redemptions, Distoken has 51,052 public shares outstanding.

The Company filed the NTA Amendment with the Cayman Islands Registrar of Companies on June 5, 2025. A copy of the NTA Amendment is attached hereto as Exhibit 3.1, and is incorporated by reference.

In light of receipt of the requisite approvals by Distoken’s shareholders described above, Distoken expects the Business Combination to be completed promptly following the satisfaction or waiver of the other conditions to the consummation of the Business Combination.

Non-Solicitation

This Current Report on Form 8-K does not constitute, and should not be construed to be, a proxy statement or the solicitation of a proxy, solicitation of any vote or approval, consent or authorization with respect to any securities or in respect of the proposed Business Combination described herein and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Distoken’s, Youlife’s or Pubco’s future financial or operating performance. For example, statements regarding Youlife’s anticipated growth and the anticipated growth in demand for Youlife’s products, services and solutions, the anticipated size of Youlife’s addressable market and other metrics, statements regarding the benefits of the Business Combination, and the anticipated timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology.

These forward-looking statements regarding future events and the future results of Distoken, Youlife and Pubco are based on current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Distoken’s management and Youlife’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond Distoken’s, Youlife’s or Pubco’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, Youlife’s and Pubco’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and Distoken, Youlife and Pubco therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Distoken and its management, Youlife and its management, and Pubco and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond Distoken’s, Youlife’s or Pubco’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and any subsequent definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against Distoken, Youlife, Pubco or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (iii) the inability to complete the Business Combination due to the failure to obtain financing to complete the Business Combination or to satisfy other conditions to closing, or delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (iv) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (v) projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, and the estimated implied enterprise value of Pubco; (vi) Youlife’s and Pubco’s ability to scale and grow its business, and the advantages and expected growth of Pubco; (vii) Pubco’s ability to source and retain talent, the cash position of Pubco following closing of the Business Combination; (viii) the ability to meet stock exchange listing standards in connection with, and following, the consummation of the Business Combination; (ix) the risk that the Business Combination disrupts current plans and operations of Youlife as a result of the announcement and consummation of the Business Combination; (x) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Pubco or Youlife to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (xi) costs related to the Business Combination; (xii) changes in applicable laws, regulations, political and economic developments; (xiii) the possibility that Youlife or Pubco may be adversely affected by other economic, business and/or competitive factors; (xiv) Youlife’s estimates of expenses and profitability; (xv) the failure to realize estimated shareholder redemptions, purchase price and other adjustments; and (xvi) other risks and uncertainties set forth in the filings by Distoken or Pubco with the SEC. There may be additional risks that neither Distoken nor Youlife presently know or that Distoken and Youlife currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Distoken, Youlife or Pubco speak only as of the date they are made. None of Distoken, Youlife or Pubco undertakes any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description

3.1	Amendment to the Amended and Restated Memorandum and Articles of Association of Distoken Acquisition Corporation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 5, 2025

Distoken Acquisition Corporation

By:	/s/ Jian Zhang
Name:	Jian Zhang
Title:	Chief Executive Officer

Exhibit 3.1

AMENDMENTS TO THE
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
DISTOKEN ACQUISITION CORPORATION

RESOLVED, as a special resolution, that subject to the approval of the Business Combination Proposal, the Current Charter be amended by the deletion of Articles 48.2, 48.4 and 48.5 in their entireties and the insertion of the following language in their place:

“48.2	Prior to the consummation of a Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)	provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares.

48.4	At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.

48.5	Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated.”